# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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# ZiLOG, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Darin G. Billerbeck

President and Chief Executive Officer

ZiLOG, Inc.

6800 Santa Teresa Boulevard
San Jose, California 95119
www.ZiLOG.com



To our Stockholders:

I am pleased to invite you to attend the 2008 Annual Meeting of Stockholders of ZiLOG, Inc. to be held on Monday, October 6, 2008 at 9:00 a.m. Pacific Daylight Time at 6800 Santa Teresa Boulevard, San Jose, California 95119.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. You may vote by mailing a proxy card according to the instructions enclosed. Voting by written proxy will ensure your representation and the presence of a quorum at the Annual Meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of the voting options.

Thank you for your ongoing support of and continued interest in ZiLOG.

Sincerely,

/s/ Darin G. Billerbeck
Darin G. Billerbeck
*President and Chief Executive Officer*

San Jose, CA
August 25, 2008

# ZiLOG, Inc.
**6800 Santa Teresa Boulevard**
**San Jose, California 95119**

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## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON OCTOBER 6, 2008

---

TIME:

9:00 a.m. PDT

PLACE:

6800 Santa Teresa Boulevard, San Jose, California 95119

ITEMS OF BUSINESS:

- To elect two (2) Group III directors for a 3-year term.

- To ratify the selection of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2009.

- To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

RECORD DATE:

Stockholders of record of ZiLOG at the close of business on August 7, 2008 are entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

VOTING BY PROXY:

Please submit a proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy by mail. For specific instructions, please refer to the QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING beginning on page 1 of this Proxy Statement and the instructions on the proxy card.

By Order of the Board of Directors

By: /s/ Perry J. Grace
Perry J. Grace
*Secretary*

San Jose, California
August 25, 2008

**2008 ANNUAL MEETING OF STOCKHOLDERS**

**NOTICE OF ANNUAL MEETING AND PROXY STATEMENT**

**TABLE OF CONTENTS**

**ZiLOG, Inc.**
**6800 Santa Teresa Boulevard**
**San Jose, California 95119**

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# PROXY STATEMENT

---

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of ZiLOG, Inc., a Delaware corporation ("ZiLOG", the "Company," "we" or "us") for the Annual Meeting of Stockholders, or at any adjournment or postponement thereof. The Annual Meeting of Stockholders will be held on Monday, October 6, 2008 beginning at 9:00 a.m. PDT, at our principal executive offices located at 6800 Santa Teresa Boulevard, San Jose, California 95119. For directions please visit http://www.zilog.com/contactus/corporateoffices.asp. This Proxy Statement and accompanying proxy card are first being mailed on or about August 25, 2008 to stockholders entitled to vote at the Annual Meeting.

## QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

**What is the purpose of the Annual Meeting?**

At our Annual Meeting, stockholders will act upon two proposals:

• the election of two (2) Group III directors for a 3-year term;

• the ratification of the appointment of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2009.

In addition, we will consider other business that properly comes before the Annual Meeting, and our management will report on our performance during fiscal 2008 and respond to questions from stockholders.

**What shares can I vote?**

All shares of our common stock owned by you as of the close of business on the record date, August 7, 2008 may be voted by you. These shares include (1) shares held directly in your name as the stockholder of record and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee. Each share of common stock owned by you entitles you to cast one vote on each matter to be voted upon.

**What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

*Stockholder of Record*

If your shares are registered directly in your name with our transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and the proxy notification is being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have sent a proxy card for you to use.

*Beneficial Owner*

If your shares are held in a stock brokerage account or by a bank or other nominee (in "street name"), you are considered the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the broker, bank or nominee giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide your broker, bank or nominee with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

**How can I vote my shares in person at the meeting?**

Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to do so, please review the instructions for admission to the Annual Meeting in "How can I attend the Annual Meeting?" below.

EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING, WE RECOMMEND THAT YOU ALSO SUBMIT YOUR PROXY CARD AS DESCRIBED BELOW SO THAT YOUR VOTE WILL BE COUNTED IF YOU LATER DECIDE NOT TO ATTEND THE MEETING. SHARES HELD BENEFICIALLY IN STREET NAME MAY BE VOTED IN PERSON BY YOU ONLY IF YOU OBTAIN A SIGNED PROXY CARD FROM THE RECORD HOLDER GIVING YOU THE RIGHT TO VOTE THE SHARES.

**How can I vote my shares without attending the meeting?**

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting by completing and submitting your proxy card in the accompanying enclosed, pre-addressed envelope or by following the instructions on the voting instruction card included by your broker, bank or nominee. If you provide specific voting instructions, your shares will be voted as you instruct. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted, with respect to the item not marked, FOR the election of the Director FOR ratification of the appointment of the designated independent auditors and as the proxy holders deem advisable on other matters that may come before the Annual Meeting.

**Can I change my vote after I submit my proxy?**

Yes. Even after you have submitted your proxy, you may change your vote at any time prior to the close of voting at the Annual Meeting, by: (1) delivering a written notice of revocation to ZiLOG (Attention: Corporate Secretary) at 6800 Santa Teresa Boulevard, San Jose, California 95119; (2) submitting a duly executed proxy bearing a later date to ZiLOG (Attention: Corporate Secretary); or (3) attending the Annual Meeting and voting in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank or nominee.

**What constitutes a quorum?**

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding and entitled to vote on the record date will constitute a quorum, permitting the Annual Meeting to conduct its business. At the close of business on the record date, 16,959,982 shares of our common stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of a quorum.

**What are our recommendations?**

Unless you give other instructions via your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the applicable committee is set forth together with the description of each item in this Proxy Statement. In summary, the Board of Directors recommends a vote:

- "**FOR**" the election of our Group III nominees to the Board of Directors;

- "**FOR**" the ratification of the appointment of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2009.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote in accordance with their judgment on such matter.

**What vote is required to approve each item?**

The directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote, and the director nominees who receive the greatest number of votes at the Annual Meeting, up to the number of directors to be elected, will be elected. Broker non-votes, if any, will not affect the outcome of the vote on the election of the directors. The remaining proposal will require the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the Annual Meeting. In determining whether this proposal received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposals; broker non-votes will be disregarded and will have no effect on the outcome of the vote.

**What does it mean if I receive more than one proxy or voting instruction card?**

It means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy and voting instruction cards you receive to ensure all of your shares are voted.

**How can I attend the Annual Meeting of Stockholders?**

You are invited to attend the Annual Meeting if you are a stockholder of record or a beneficial owner as of the close of business on August 7, 2008. If you are a stockholder of record, you must bring proof of identification. If you hold your shares through a stockbroker, bank or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker, bank or nominee or a copy of a brokerage statement showing your share ownership as of August 7, 2008.

**Where can I find the voting results of the meeting?**

We will announce preliminary voting results at the meeting and publish final results in our quarterly report on Form 10-Q for the quarter ending September 30, 2008 of fiscal 2009.

**Who will count the votes?**

A representative of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, will tabulate the votes and act as the inspector of election.

**Who will bear the cost of this solicitation?**

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, and mailing of these proxy materials. In addition to the delivery of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We also have hired the Altman Group to assist us in the distribution of proxy materials and the solicitation of votes. We will pay the Altman Group a fee of $3,000 plus expenses for these services. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

**May I propose actions for consideration at next year's annual meeting of stockholders?**

For a stockholder's proposal to be included in our Proxy Statement for the 2009 Annual Meeting of Stockholders, the stockholder must follow the procedures of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the proposal must be received by our Corporate Secretary at 6800 Santa Teresa Boulevard, San Jose, California 95119 not later than May 1, 2009. In order for proposals of stockholders made outside of Rule 14a-8 under the Exchange Act to be considered timely, our Bylaws require that such proposals must be submitted to our Corporate Secretary, not later than August 7, 2009 and not earlier than July 8, 2009, unless the Annual Meeting is called for a date earlier than September 6, 2009 or later than November 5, 2009, in which case such proposal must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is made, whichever occurs first.

## CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

**Who are the current members of the Board of Directors and are they independent?**

The members of the Board of Directors on the date of this proxy statement, and the committees of the Board on which they serve, are identified below:

| Director | Audit Committee | Nominating Committee | Compensation Committee |
|---|---|---|---|
| Robin A. Abrams [1] | | * | * |
| Darin G. Billerbeck | | | |
| David G. Elkins [2] | * | | |
| Federico Faggin [3] | * | * | |
| Richard L. Sanquini | * | * | * |
| Eric Singer | | | * |

\* Committee member
(1) Serves as Chairperson of the Compensation Committee
(2) Serves as Chairperson of the Audit Committee
(3) Serves as Chairperson of the Nominating Committee and Chairman of the Board

Our Board of Directors has determined that each of Robin A. Abrams, David G. Elkins, Federico Faggin, Richard L. Sanquini and Eric Singer meet the independence requirements under SEC rules and regulations and NASDAQ listing requirements.

**How often did the Board of Directors meet during fiscal 2008?**

During the fiscal year ended March, 31, 2008, the Board of Directors held twenty-six (26) meetings. Each Board member attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively.

In addition, it is Company policy that each of our directors attends the Annual Meeting if possible. Four (4) directors attended the 2007 Annual Meeting of Stockholders.

**How do stockholders communicate with the Board of Directors?**

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board (including without limitation, the non-management directors as a group), any Board committee or any chair of any such committee by mail. To communicate with the Board of Directors, any individual directors or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent "Attention: Corporate Secretary" at ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119.

All communications received as set forth in the preceding paragraph will be opened by the office of our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Corporate Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

**Does the Company have a Code of Ethics?**

Yes. We have adopted a code of business conduct for all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, other executive officers and senior financial personnel. We require each employee to electronically acknowledge this policy on our internal website. A copy of our Business Ethics Policy along with our Senior Financial Officers Code of Ethics is available on our website at www.ZiLOG.com. We intend to post on our website any amendment to or waiver from our Senior Financial Officers Code of Ethics, if any, within four business days or otherwise disclose such event as required by law or stock exchange regulation.

**What are the standing committees of the Board of Directors?**

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

*Audit Committee*

Our Board of Directors has a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of Exchange Act. The Audit Committee reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. From time to time, the Audit Committee meets independently with our independent external auditors. The Audit Committee is governed by a charter, a current copy of which is available on our website at www.ZiLOG.com. The Audit Committee held eleven (11) meetings during the fiscal year ended March 31, 2008.

During fiscal 2008, the Audit Committee was composed of Messrs. Elkins, Sanquini and Faggin each of whom is an independent director as defined under SEC rules and regulations and the NASDAQ listing requirements. Mr. Faggin joined the Audit Committee on July 1, 2007, and was determined by the Board of Directors to be an independent director as of July 1, 2007.

Our Board of Directors has determined that Mr. Sanquini is qualified as an audit committee financial expert within the meaning of the rules and regulations of the SEC, based upon his experience and understanding with respect to certain accounting and auditing matters.

*Compensation Committee*

The Compensation Committee reviews and recommends to the Board of Directors certain salaries, benefits and stock option grants for employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our stock option and other employee benefit plans. The Compensation Committee is governed by a charter, a current copy of which is available on our website at www.ZiLOG.com. The Compensation Committee held six (6) meetings during the fiscal year ended March 31, 2008.

During fiscal 2008, the Compensation Committee was composed of Ms. Abrams, and Messrs. Elkins and Sanquini each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements. On August 8, 2008 Mr. Singer was appointed to the Compensation Committee and Mr. Elkins resigned from the Compensation Committee.

*Nominating Committee*

The functions of the Nominating Committee include the following: identifying and recommending to the Board individuals qualified to serve as directors of the Company; and recommending to the Board directors to serve on committees of the Board. The Nominating Committee is governed by a charter, a current copy of which is available on our website at www.ZiLOG.com. The Nominating Committee held two (2) meetings during the fiscal year ended March 31, 2008.

Effective July 1, 2007 and for fiscal 2008, the Nominating Committee was composed of Ms. Abrams and Messrs. Elkins Faggin and Sanquini, each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements.

The Nominating Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Nominating Committee, a stockholder must submit the recommendation in writing to the Corporate Secretary at ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119, and must include the following information: the name of the stockholder and evidence of the person's ownership of our stock, including the number of shares owned and the length of time of ownership; the name of the candidate; the candidate's resume or a listing of his or her qualifications to be a director of the Company; and the person's consent to serve or be named as a director if selected by the Nominating Committee and appointed or nominated for election by the Board.

The Nominating Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Nominating Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company.

The Nominating Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who have had a change in circumstances that might make them available to serve on the Board—for example, retirement as a CEO or CFO of a public company or exiting government or military service. The Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates. As described above, the Committee will also consider candidates recommended by stockholders.

Once a person has been identified by the Nominating Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held.

# PROPOSAL 1

## ELECTION OF DIRECTORS

Our Certificate of Incorporation currently authorizes no fewer than five and no more than nine directors. Our Board of Directors is currently comprised of six directors. Our Certificate of Incorporation divides the Board of Directors into three classes—Group I, Group II and Group III—with members of each class serving staggered three-year terms. There is one current director and one newly appointed director up for reelection as a Group III director. If elected, our Board of Directors will consist of two Group I directors, two Group II directors and two Group III directors. If the nominees, for any reason are unable to serve, or for good cause will not serve, as a director, the proxies may be voted for such substitute nominees as the proxy holders may determine. We are not aware that the nominees will be unable to serve, or for good cause will not serve, as a director.

On August 8, 2008, the Company entered into an agreement (the "Settlement Agreement") with Riley Investment Partners Master Fund, LP, Riley Investment Management LLC, B. Riley & Co., LLC and Bryant R. Riley (the "Riley Group") resolving all proxy matters and other issues relating to the Company's 2008 Annual Meeting of Stockholders. The Settlement Agreement provides, among other things, the following:

- the Company will promptly increase the total number of directors on its Board of Directors from five to six, divided evenly among its three Classes;

- the Company's Board of Directors will promptly elect Eric Singer to join its Board of Directors as a Class III director and appoint him to its Compensation Committee;

- the Company will include Mr. Singer in its proxy materials as a nominee for election to its Board of Directors as a Class III director and use its reasonable best efforts to cause Mr. Singer's election to the Board of Directors at its 2008 annual meeting;

- the Riley Group will vote their shares in favor of the Company's slate of nominees for election to the Board of Directors at ZiLOG's 2008 and 2009 annual meetings, and will not solicit proxies in connection with those meetings;

- the Riley Group will abide by certain confidentiality and standstill obligations through the earlier of first day following the completion of the Company's 2009 annual meeting or October 10, 2009, including an agreement not to acquire an aggregate beneficial ownership position of more than 13% of the Company's outstanding common stock; and

- Mr. Singer shall resign from the Board of Directors and any committee of the Board of Directors on which he then sits at any time the Riley Group beneficially owns less than 846,300 shares of the Company's common stock (as adjusted for reverse stock splits, stock splits and stock dividends).

The Company filed a complete copy of the Settlement Agreement with the Securities and Exchange Commission on August 8, 2008 as Exhibit 10.1 to its Current Report on 8-K. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement.

The name of the nominees up for reelection at the Annual Meeting and name of each incumbent director, and certain information about each of them as of August 8, 2008, are set forth below:

| Name | Age | Principal Occupation/Position Held With Us |
| --- | --- | --- |
| **Incumbent Group II directors:** | | |
| Federico Faggin | 67 | Chairman of the Board of Directors |
| Darin G. Billerbeck | 48 | President, Chief Executive Officer and Director |
| **Incumbent Group I directors:** | | |
| Richard L. Sanquini | 73 | Director |
| Robin A. Abrams | 57 | Director |
| **Nominees for Group III director:** | | |
| David G. Elkins | 66 | Director |
| Eric Singer | 34 | Director |

*Incumbent Group II Directors*

Federico Faggin was appointed as a director upon effectiveness of our plan of reorganization on May 13, 2002 and became our Non-executive Chairman of the Board of Directors on February 15, 2007. Mr. Faggin has served as Chief Executive Officer of Foveon, Inc., a developer of digital photography technology, since August 2003. Mr. Faggin co-founded Synaptics, a developer of custom-designed user interface solutions, and has served as the Chairman of the Board of Synaptics since January 1999. Mr. Faggin served as a director and the President and Chief Executive Officer of Synaptics from March 1987 to January 1999. Mr. Faggin also co-founded Cygnet Technologies, Inc. in 1982 and ZiLOG, Inc. in 1974. Mr. Faggin served as Department Manager in Research and Development at Intel Corporation from 1970 to 1974 and led the design and development of the world's first microprocessor and more than 25 other integrated circuits. In 1968, Mr. Faggin, while employed by Fairchild Semiconductor, led the development of the original MOS Silicon Gate Technology and designed the world's first commercial integrated circuit to use such technology. Mr. Faggin is also a director of a publicly-traded producer of fiber optic-based products, known as photonic processors; Foveon, Inc. Mr. Faggin is the recipient of many honors and awards, including the 1988 International Marconi Fellowship Award, the 1994 IEEE W. Wallace McDowell Award, and the 1997 Kyoto Prize. In addition, in 1996, Mr. Faggin was inducted into the National Inventor's Hall of Fame for the co-invention of the microprocessor. Mr. Faggin holds a doctorate in physics, *summa cum laude*, from the University of Padua, Italy. Mr. Faggin also holds an honorary doctorate degree in computer science from the University of Milan, Italy. Mr. Faggin is a Group II director, subject to re-election in 2010.

Darin G. Billerbeck was appointed President and Chief Executive Officer effective January 29, 2007. On February 15, 2007, the Board of Directors of ZiLOG, Inc. elected Darin G. Billerbeck as a member of the Board of Directors to serve until the 2007 Annual Meeting. Previously Mr. Billerbeck served at Intel as Vice President of the flash memory group and as General Manager of Intel's flash products group from 1999 to December 2006. From 1998 to 1999, Mr. Billerbeck headed up design for Intel's flash products group, responsible for flash architecture, design tools automation, software integration, tools validation, lab and strategic planning. From 1988 to 1999, Mr. Billerbeck was director of Intel's manufacturing operations responsible for the technologies used in the sort, assembly, test and packaging of flash products. Prior to joining Intel, Mr. Billerbeck worked for Advanced Micro Devices from 1981 to 1988. Mr. Billerbeck received his bachelor's degree in mechanical engineering from the University of California, Davis in 1981. Mr. Billerbeck is a Group II Director, subject to re-election in 2010.

*Incumbent Group I Directors*

Richard L. Sanquini was elected as a director in August 2002. Mr. Sanquini presently is a consultant in the semiconductor industry. Mr. Sanquini had a twenty year career at National Semiconductor, where he managed key business units, including microprocessors and microcontrollers, served as chief technology officer, managed business development and intellectual property protection, and was Chairman of two joint ventures in China. Prior to National Semiconductor, he was the President and CEO of Information Storage Devices and General Manager and Director of the memory and microprocessor businesses at RCA.  Mr. Sanquini is currently a member of the Board of Directors of Synaptics, LitePoint, G2 Microsystems and SiPort. Mr. Sanquini holds a bachelor's degree in electrical engineering from the Milwaukee School of Engineering, Wisconsin. Mr. Sanquini is a Group I director, subject to re-election in 2009.

Robin A. Abrams has been a director of the Company since March 10, 2004. Ms. Abrams acted as interim Chief Executive Officer of ZiLOG Inc. from August 30, 2006 through January 29, 2007.  On February 15, 2007, she was re-appointed to the Compensation Committee and Nominating Committees of the Board of Directors and appointed Chair of the Compensation Committee. From July 2004 until July 2006, Ms. Abrams served as a director and Chief Executive Officer of Firefly Mobile, Inc, a company with a range of products that address the mobile youth market.  Prior to joining Firefly Mobile from September 2003 to July 2004, Ms. Abrams was President of Connection to eBay, (an Accenture company), a company that provides strategy, management and customer service, where she also served as a consultant, acting as CEO, from May 2003 to September 2003. Ms. Abrams acted as President and Chief Executive Officer of BlueKite, a provider of bandwidth and optimization software for wireless operators, from May 2001 through January 2003. From July 1999 to March 2003, Ms. Abrams served as Chief Operating Officer of Ventro Corporation, a service provider of business-to-business marketplaces. Ms. Abrams served as the President of Palm Computing Inc. and a Senior Vice President of 3Com Corporation from February 1999 to June 1999. Ms. Abrams served as the President of VeriFone Inc., a secure payment systems company and a subsidiary of Hewlett-Packard, from March 1998 to February 1999, and as the Vice President of the Americas of VeriFone from February 1997 to March 1998. From June 1996 to February 1997, Ms. Abrams was the Senior Vice President of Apple Computer, Inc.  Ms. Abrams served on the Board of Directors of BEA Systems until May 2008 and currently serves on the Board of Directors of HCL Technologies and Openwave Systems. Ms. Abrams holds a B.A. in political science and history and a J.D. from the University of Nebraska. Ms. Abrams is a Group I director, subject to re-election in 2009.

*Nominees for Group III Director*

David G. Elkins has been a director of the Company since March 10, 2004 and currently chairs our Audit Committee. In 2003, Mr. Elkins retired as President and Co-CEO of Sterling Chemicals, Inc., a chemicals producing company with manufacturing facilities in the U.S. and Canada. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews Kurth LLP, where he specialized in corporate and business law, including mergers and acquisitions, securities law matters and corporate governance matters.  Mr. Elkins currently serves as an independent director of Pliant Corporation, a leading producer of value-added film and flexible packaging products headquartered in Schaumburg, Illinois and Holley Performances Products Inc.  Since 1996 Mr. Elkins has served as business representative and advisor for a large group of private investors in connection with substantial real estate holdings in Nevada and California.  Mr. Elkins holds a J.D. degree from Southern Methodist University and a B.B.A. degree from The University of Texas at Arlington. Mr. Elkins is currently a Group III director, subject to re-election at the Annual Meeting.

Eric Singer was appointed as a director on August 8, 2008. Mr. Singer's principal occupation or employment is Senior Investment Analyst at Riley Investment Management LLC since July 2007. Riley Investment Management LLC is an investment adviser, which provides investment management services and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Singer began his career at WisdomTree Capital Management in New York from 1995 to 2000 and was affiliated with Singer Capital Management from 2001 to 2003. Most recently, from 2003 to June 2007, Mr. Singer managed private portfolios for Alpine Resources LLC and its related entities. Mr. Singer is a 1995 graduate of Brandeis University. Mr. Singer is a Group III director, subject to election at the Annual Meeting.

**Vote Required**

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, and the director nominees who receive the greatest number of votes at the Annual Meeting, up to the number of directors to be elected, will be elected. Abstentions and broker non-votes, if any, will not affect the outcome of the vote on the election of directors.


**THE BOARD OF DIRECTORS**
**RECOMMENDS A VOTE IN FAVOR OF THE NAMED NOMINEES.**


# PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Armanino McKenna LLP ("AMLLP") as our independent auditors for the fiscal year ending March 31, 2009 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. AMLLP has audited our consolidated financial statements for the twelve months ended March 31, 2008. Representatives of AMLLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

**Vote Required**

The affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the Annual Meeting is required for the ratification of the appointment of AMLLP as our independent auditors for the fiscal year ending March 31, 2009. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against this proposal; broker non-votes will be disregarded and will have no effect on the outcome of the vote.

Stockholder ratification of the selection of AMLLP as our independent auditors is not required by our Bylaws or otherwise. However, the Audit Committee of the Board of Directors is submitting the selection of AMLLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
# OWNERS AND MANAGEMENT

**How many shares of common stock do our directors, executive officers, and largest stockholders own?**

The following table sets forth certain information regarding the ownership of our common stock as of August 7, 2008 by: (a) each director named in "Proposal 1—Election of Directors"; (b) each of the executive officers named in the Summary Compensation Table (the "Named Executive Officers"); (c) all of our executive officers and directors as a group; and (d) all those known by us to be beneficial owners of more than five percent of our common stock.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119. The column labeled "Shares Beneficially Owned" in the table below includes the number of shares issuable upon the exercise of options that are exercisable within sixty (60) days of August 7, 2008. Asterisks represent beneficial ownership of less than 1% of our common stock.

| Beneficial Owner | Shares Beneficially Owned | |
| --- | --- | --- |
| | Number of Shares[1] | Percentage Ownership |
| **Principal Stockholders** | | |
| Capital World Investors[2] | 2,660,000 | 15.7% |
| UBS AG[3] | 1,884,203 | 11.1% |
| Bond Street Capital, L.L.C, Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C. and UBS Willow Fund, L.L.C.[4] | 1,819,039 | 10.7% |
| Bryant R. Riley[5] | 1,311,090 | 7.7% |
| Harvey Partners LLC[6] | 915,500 | 5.4% |
| **Executive Officers and Directors** | | |
| Robin A. Abrams[7] | 51,809 | * |
| Darin G. Billerbeck[8] | 166,667 | * |
| David G. Elkins[9] | 38,382 | * |
| Federico Faggin[10] | 160,326 | * |
| Perry J. Grace[11] | 187,069 | 1.1% |
| Richard L. Sanquini[12] | 82,769 | * |
| Norman G. Sheridan[13] | 131,339 | * |
| Eric Singer[14] | 1,324,607 | 7.8% |
| All executive officers and directors, as a group[15] | 2,142,968 | 12.6% |

(1) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 7, 2008 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Percentage of beneficial ownership is based on 16,959,982 shares of our common stock outstanding as of August 7, 2008. Unless otherwise indicated in the footnotes below, the persons and entities named in this table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Based solely on information furnished in a joint statement of Capital World Investors on a Schedule 13G/A dated December 31, 2007 and filed with the SEC on January 10, 2008, in which (i) Capital World Investors, a division of Capital Research and Management Company ("CRMC"), reports the beneficial ownership of 2,660,000 shares of common stock, consisting of 0 shares as to which it has shared dispositive power, 2,660,000 shares as to which it has sole dispositive power, 2,205,000 shares as to which it has sole voting power and 0 shares as to which it has shared voting power, as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World Investors is located at 333 South Hope Street—55th Floor, Los Angeles, CA 90071.

(3) Based solely on information furnished in a Schedule 13G/A dated December 31, 2007 and filed with the SEC on February 11, 2008 by UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG) in which UBS AG reports beneficial ownership of 1,884,203 shares of common stock, consisting of 1,884,203 shares as to which it has sole dispositive and voting powers. The location of UBS is Bahnhofstrasse 45, P.O. Box CH 8021, Zurich Switzerland.

(4) Based solely on information furnished in a Schedule 13G/A dated December 31, 2007 and filed with the SEC on February 14, 2008 by Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C. and UBS Willow Fund, L.L.C., in which these parties report beneficial ownership of 1,819,939 shares of Common Stock, consisting of 0 shares as to which they have sole dispositive and voting power and 1,819,039 shares as to which they have shared dispositive power. Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C. and UBS Willow Fund, L.L.C. may each be deemed to have beneficial ownership of 1,819,039 shares. UBS Willow Management, L.L.C. serves as investment advisor to UBS Willow Fund, L.L.C., the record owner of the shares. UBS Willow Management, L.L.C. is responsible for the investment and reinvestment of the assets of the fund. UBS Willow Management, L.L.C. is a joint venture between UBS Fund Advisor, L.L.C. and Bond Street Capital, L.L.C. UBS Fund Advisor, L.L.C. is the managing member of UBS Willow Management, L.L.C. Sam S. Kim is the managing member and controlling principal of Bond Street Capital, L.L.C. Bond Street Capital, L.L.C. manages the fund's investment portfolio on behalf of UBS Willow Management, L.L.C. under oversight of UBS Fund Advisor, L.L.C. UBS Fund Advisor, L.L.C. is a wholly owned subsidiary of UBS Americas, Inc. which in turn is a wholly owned indirect subsidiary of UBS AG. The location of UBS AG is Bahnhofstrasse 45, P.O. Box CH 8021, Zurich Switzerland.

(5) Based solely on information furnished in a Schedule 13D/A dated July 2, 2008 and filed with the SEC on July 7, 2008 by Riley Investment Management, LLC in which Riley Investment Management LLC reports it has sole dispositive and voting power over 459,056 shares and 791,782 shares as to which it has shared dispositive power. Because Riley Investment Management, LLC has sole investment and voting power over 302,209 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management, LLC may be deemed to have beneficial ownership of these shares. B. Riley & Co., LLC has sole voting and dispositive power over 84,400 shares of common stock and Bryant R. Riley has sole voting and dispositive power over 459,056 shares and shared voting and dispositive power over 876,182 shares. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC. The address for Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P.,

and Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025, and the address for B. Riley and Co, LLC is 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025.

(6) Based solely on information furnished in a Schedule 13D dated April 18, 2008 and filed with the SEC on April 28, 2008 by Harvey Partners, LLC in which Harvey Partners LLC reports beneficial ownership of 915,500 shares of common stock, consisting of 915,500 shares as to which it has sole dispositive and voting powers. The location of Harvey Partners LLC is 350 Madison Avenue, 8[th] floor, New York, NY 10017.

(7) Ms. Abrams holdings include 939 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(8) Darin G. Billerbeck became President and Chief Executive Officer on January 29, 2007 and was appointed as a Director to the Board of Directors on February 15, 2007. Mr. Billerbeck's holdings include 16,666 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(9) Mr. Elkin's holdings include 939 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(10) Mr. Faggin's holdings include 1,409 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(11) Mr. Grace's holdings include 1,666 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(12) Mr. Sanquini's holdings include 960 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(13) Mr. Sheridan's holdings include 1,041 options to purchase the Company's common stock that will become exercisable within 60 days of August 7, 2008.

(14) Eric Singer is an employee of Riley Investment Management LLC, which is the general partner of Riley Investment Partners Master Fund, L.P., which directly owns 400,126 shares of the Company's common stock. Riley Investment Management LLC is the investment advisor to managed accounts, some of which are indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P., and the managed accounts own 924,481 shares of the Company's common stock. Mr. Singer disclaims beneficial ownership of any securities except to the extent of any pecuniary interest therein, if any.

(15) Amount reflected includes 442,898 beneficially owned options.

**Section 16 Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, during the fiscal year ended March 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that: one late Form 4 was filed by Norman Sheridan with respect to one disposition of common stock to the Company and it should have been filed no later than on March 7, 2007, but it was filed on April 11, 2007; one late Form 4 was filed by Richard Sanquini with respect to one acquisition of common stock and one acquisition of stock options from the Company and it should have been filed no later than on January 2, 2008, but it was filed on January 4, 2008; one late Form 4 was filed by David Elkins with respect to three acquisitions of stock options from the Company and it should have been filed no later than on January 2, 2008, but it was filed on January 4, 2008; one late Form 4 was filed by Robin Abrams with respect to three acquisitions of stock options from the Company and it should have been filed no later than on January 2, 2008, but it was filed on January 4, 2008; and one late Form 4 was filed by Federico Faggin with respect to one acquisition of common stock and one acquisition of stock options from the Company and it should have been filed no later than on January 2, 2008, but it was filed on January 4, 2008.

## COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis addresses the following topics:

- our compensation philosophy and policies regarding executive compensation;

- our compensation framework, or how and why we set compensation at current levels;

- the components of our executive compensation program; and

- our compensation decisions for the fiscal year 2008.

In this Compensation Discussion and Analysis section, the terms "we," "our," and "us" refer to management, the Company and sometimes, as applicable, the Compensation Committee of the Company's Board of Directors.

**Compensation Philosophy**

We believe that our achievements and success are the result of coordinated efforts of all employees working toward common objectives aimed at the continued improvement of the Company's performance and stockholder value. This philosophy is reflected in how our executive compensation program is structured and implemented.

Specifically, our executive compensation program is designed with the following objectives:

- to provide competitive compensation opportunities that will attract and retain top executives;

- to motivate executives to strive to achieve outstanding operational and financial results for the Company;

- to align individual performance and rewards with the Company's growth and success;

- to reward executives for meeting and exceeding short-term and long-term goals; and

- to align executive and stockholder interests by creating wealth via equity.

We provide our executive officers with a base salary, equity incentives, cash awards that are tied to performance against corporate and individual goals, and other benefits available to all of our employees, such as health and insurance plans. In addition, our executives may participate in our deferred compensation plan.

To achieve the objectives set forth above, we consider the following principles when making our compensation decisions:

*We Focus on Strategic Objectives and Reward the Results*

Our compensation analysis begins with an examination of ZiLOG's business plan and strategic objectives. Our Chief Executive Officer and Board of Directors meet annually to develop and review our business plans and strategic long range plans and objectives, and at least quarterly to review our results and progress against such objectives. It is our intent that the total compensation program is designed to attract and retain leaders who will meet objective measures of success, and reward such individuals for achieving ZiLOG's targeted results. Formulas that measure such achievement are built into certain components of our compensation program such that our executive officers earn less when our corporate goals are not met, and may earn more when the goals are met and/or exceeded, as discussed below.

Below are the key highlights for the year that were taken into consideration, based on actual results, when we evaluated the compensation for our Chief Executive Officer and other executive officers during the fiscal year 2008:

- Revenue—fiscal year 2008 consolidated net sales decreased 18% year over year.
- Gross margin—Gross margin percent of sales decreased from 47% to 46% year over year
- Breakeven GAAP earnings decreased from $101.1 million annual revenue in the fiscal year 2007 to $87.4 million annual revenue in the fiscal year 2008
- Earnings per share (EPS)—our negative EPS increased slightly from a ($0.54) loss per share in the fiscal year 2007 to ($0.55) loss per share in the fiscal year 2008 although revenue declined by approximately $15.0 million

The Company continued its ongoing goal to reduce costs and streamline activities including the consolidation of research and development activities and the initiation of an outsource plan for test operations in the Philippines to third parties. Total operating expenses decreased by $7.5 million from $46.9 million in the fiscal year 2007 to $39.4 million in the fiscal year 2008.

The Company did not meet its corporate performance goals. Consequently, no corporate performance based bonuses were paid to its CEO or executive officers for the fiscal year 2008. Certain equity compensation grants were, however, provided to Messrs. Billerbeck, Grace and Sheridan.

*We Promote a Pay-for-Performance Culture*

We believe that an individual's compensation should be directly linked to the performance of the Company and the individual. This belief has guided certain compensation-related decisions:

- A substantial portion of executive officer compensation is contingent on, and variable with, achievement of measurable corporate and/or individual goals;

- Total target compensation and accountability should reflect and increase with an individual's position and level of responsibility. Consistent with this philosophy are the following elements of our executive compensation program:

- Total compensation is higher for executives with greater responsibility and ability to influence the Company's achievement of targeted results and strategic objectives; and

- Equity-based compensation is higher for executives with higher levels of responsibility, making a significant portion of total compensation dependent on long-term stock appreciation.

*We Believe Our Compensation Decisions Should Be Consistent with the Interests of Stockholders*

The elements of our compensation program are designed to drive management toward short and long-term achievements to drive profitability with successes that will ensure a strong future for the Company. We believe that stock options and restricted stock grants create a sense of ownership and long-term incentive that align the interests of management with our stockholders.

*We Believe Compensation Should be Reasonable and Competitive*

It is essential that ZiLOG's overall compensation program be competitive enough to attract and retain talented leaders and motivate those leaders to achieve superior results. Additionally, we believe that compensation at all levels should be set at competitive levels with peers on a national level in order to reward performance while remaining consistent with ZiLOG's focus on controlling costs.

*We Use Equity Compensation for Recruitment and Retention*

We believe that stock ownership is a key element for attracting and retaining executives. We also believe that equity based compensation opportunities should be based on position, salary level and competitive practice, and should reflect each executive's individual contribution and potential.

**Compensation Framework**

*Market Analysis*

In December 2006, the Compensation Committee engaged Compensia, an independent consultant, to provide an analysis of pay levels and pay mix for our executive officers other than our CEO, who joined the Company in January of 2007.

In May 2007, the Compensation Committee engaged Compensia to evaluate our outside director's compensation. In September 2007, we implemented a new outside director compensation plan as a result of our consultant's analysis.

In June 2007, the Compensation Committee engaged AON/Radford Surveys and Consulting, an independent consultant, to provide an analysis of equity compensation for non-executive employees, including new hires. We have adjusted our equity compensation for non-executive new hires in the fiscal year 2008 and all non-executive employees in the fiscal year 2009.

Consistent with its charter provisions, our Compensation Committee has retained Compensia in the past to provide general advice on other compensation matters. Our independent compensation consultants evaluated data from our peers on a national level. The consultant's analysis was based on data obtained from publicly available data of our peer group companies. The benchmarking analysis of our consultants encompassed each component of our compensation program, including cash, equity, and incentive-based compensation of our executives. Our consultants compared the compensation of our executives for alignment with (a) our Company's compensation philosophy, and (b) similar positions within our industry.

The consultant's analysis confirmed that ZiLOG's executive compensation levels were generally aligned with the Company's compensation philosophy. The table below is a summary of how our compensation packages ranked in the benchmarking analysis:

| Base Salary | Total Cash Paid | Total Target Cash | Ongoing Long Term Incentive | Beneficial Ownership |
|---|---|---|---|---|
| 75th Percentile | 25th Percentile | 75th Percentile | 25th – 50th Percentile | 25th – 75th Percentile |

*Targeted Overall Compensation*

Together with the performance objectives, we establish targeted total compensation levels for each of the senior executive officers. In making this determination, we are guided by the compensation philosophy described above. We also consider historical compensation levels, competitive pay practices at the companies in our peer group, industry conditions, retention needs, corporate performance versus the peer group of companies and the overall effectiveness of our compensation program in achieving desired performance levels.

As discussed above, the Compensation Committee retained the services of independent compensation consultants to provide information regarding compensation programs for executive officers of peer group companies and to provide advice on other executive compensation matters. We were able to use the information and advice provided by the consultants to help establish our targeted overall compensation and the compensation we expect to pay if performance goals are fully met. The consultant's analysis included compensation information for 15 peer group companies. The peer group included a broad range of companies in the high technology and semiconductor industries similar in size and scope to ZiLOG and with whom ZiLOG competes for executive talent. The peer group consisted of the following companies:

| | | |
|---|---|---|
| Actel | MPS Technologies | Rambus |
| CEVA | MoSys | Tessera Technologies |
| DSP Group | NetLogic Microsystems | Trident Microsystems |
| InterDigital Communication | Pixelworks | Virage Logic |
| Magma Design Automation | PLX Technology | Volterra Semiconductor |

Publicly available information on the above-mentioned peer group companies does not typically include information regarding target cash compensation, so the consultant's review relied on compensation surveys prepared by WorldatWork, Salary Budget Increase Survey, and Radford Surveys to benchmark total cash compensation. Data was gathered for base salary levels, bonus targets and equity awards, including stock options, performance shares, restricted stock, and long term cash-based awards. Data on deferred compensation benefits, or other generally available benefits, such as 401(k) plans or health care coverage was not included in the consultant's analysis.

Once we determined our targeted overall compensation, the Compensation Committee approved each executive officer's total annual cash compensation, including base salary and bonuses. The Compensation Committee considered a number of factors, including the information in the consultant's analysis and other publicly available information. ZiLOG's goal is to target base pay and total cash compensation for its executive officers at or around the 50[th] percentile, as ranked among its peer group. Positioning base pay at the 50[th] percentile of peer companies aids ZiLOG in controlling fixed costs and puts a higher portion of targeted cash compensation at risk. However, in determining base salary, the Compensation Committee also considers factors such as job performance, skill set, prior experience, the executive's time in his or her position and/or with ZiLOG, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, and market conditions.

The analysis provided by the independent compensation consultant as of October 2006 is summarized as follows:

- Base salary and targeted total cash (base plus target incentives) were generally positioned at or above the market median.

- Actual cash (base plus actual bonus) fell below the market median (due to Company performance).

- Equity was positioned below the market median.

- The target total direct compensation (targeted total cash plus equity) fell slightly above the market median.

- The executives had relatively modest unvested value in their then-current equity holdings.

The fiscal year 2008 salary levels did not change from the fiscal year 2007 levels given that we had recently evaluated our executive compensation and determined it was appropriate. The Compensation Committee or, in limited situations,  ZiLOG management, considers whether to recommend employees for additional compensation in the form of discretionary cash bonuses or equity awards as circumstances may warrant. These circumstances include, but are not limited to, the need to retain key employees or to recognize outstanding performance. In December 2007, the Compensation Committee reviewed our executives' performance. Although the Company did not meet its corporate performance objectives, much progress had been made, including the continuation of streamlining and consolidating activities and the resulting achievement of reduced operating spending and a reduced breakeven point. Accordingly, the Compensation Committee approved additional equity compensation for our executives, and in December 2007, the Compensation Committee granted Mr. Billerbeck an option to purchase 83,333 shares, Mr. Grace an option to purchase 43,750 shares and Mr. Sheridan an option to purchase 43,750 shares of the Company's common stock at the fair market value on the date of the grant of $3.16 with a four year vesting schedule.

**Components of Executive Compensation**

There are four (4) elements that comprise ZiLOG's executive compensation program: (i) base salary; (ii) cash incentive opportunities, or bonuses; (iii) long-term incentives, such as equity awards; and (iv) deferred compensation and other generally available benefit programs. ZiLOG has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation program. For instance, base salary and bonuses opportunities are set with the goal of attracting quality employees and adequately compensating and rewarding them for their performance, while our equity programs are geared toward motivating and rewarding long-term goal achievement and retaining key talent. ZiLOG believes that these elements of compensation, when combined, are effective in achieving the objectives of our compensation program and the Company overall.

The following chart shows the allocation of various compensation elements as a percentage of total compensation for our Named Executive Officers in the fiscal year 2008. The equity compensation amounts are based on grant date fair value and do not represent actual cash compensation earned or received.

| Name and Principal Position | Base Salary | Cash Bonus Awards | Equity Compensation | All Other Compensation |
|---|---|---|---|---|
| **Darin G. Billerbeck** President, Chief Executive Officer and Director | 62.4% | 0% | 37.6% | 0% |
| **Perry J. Grace** Executive Vice President, Administration and Chief Financial Officer and Secretary | 59.5% | 0.1% | 40.4% | 0% |
| **Norman G. Sheridan** Executive Vice President, Operations and Technology | 74.6% | 0.5% | 24.1% | 0.8% |

*Base Salary*

Base salary is a critical element of executive compensation because it provides executives with a guaranteed level of monthly income. In determining base salaries, we consider the executive's qualifications, experience, scope of responsibilities and potential, the goals and objectives established for the executive, the executive's past performance, competitive salary practices at peer companies, internal pay equity and the tax deductibility of base salary. We strive to set competitive base salaries, which we believe to be at or around the 50th percentile for our industry. For our executive officers, base salaries are set so that a significant portion (generally 40% or more) of the total cash compensation that such executives can earn is performance-based pay.

The salary ranges for our executive officers reflect levels that the Compensation Committee concluded are appropriate based upon the judgment and level of responsibility expected for each position. In some circumstances it is necessary to provide compensation at above-market levels. These circumstances include an effort to retain a key individual, recognition of a role that is larger in scope or accountability than standard market positions, or an effort to reward individual performance. We review base salaries annually, adjusting them as needed to realign with market levels after taking into account individual responsibilities, performance and experience.

Guided by the Company's compensation philosophy and objectives and the survey results provided by the Compensation Committee's consultants, our Chief Executive Officer made recommendations to the Compensation Committee with respect to the total compensation of the Company's executive officers other than himself. In setting compensation levels for a particular executive, the Committee takes into consideration the proposed compensation package as a whole and each element individually, and the executive's past and expected future contributions to our business. We did not increase the salaries of our executive officers in the fiscal year 2008.

Our Chief Executive Officer does not participate in the setting of his/her own salary. In the normal course, our Compensation Committee approves the salary of our Chief Executive Officer and reviews his/her performance and compensation package with the independent members of the Board of Directors in an executive session.   However, our current Chief Executive Officer negotiated his salary as part of his hiring process prior to his engagement and appointment as a director.

*Cash Incentive Pay*

We establish a link between ZiLOG's performance, individual performance and the individual's level of compensation through our variable cash bonus plans. For example, our primary variable cash bonus plan, the Employee Cash Incentive Plan ("ECIP") provides variable compensation based on a combination of the participant's performance and the Company's performance. ZiLOG's philosophy is to bias compensation toward this kind of variable compensation in addition to granting equity awards. This means that when the individual and the Company perform well, executive officers will be well compensated. In fact, strong performers may exceed the industry median for compensation. When the Company performs below our targets, however, variable compensation will be limited or non-existent, at the discretion of the Compensation Committee and equity compensation will not attain the same value, meaning that the executive officer's overall compensation package may be below industry median levels.

The bonus targets for our Named Executive Officers for the fiscal year 2008 were as follows:

| Name | ECIP Targets (% of Base Salary) Annual |
|---|---|
| Darin G. Billerbeck | 80% |
| Perry J. Grace | 60% |
| Norman G. Sheridan | 60% |

*Employee Cash Incentive Plan*

Our Employee Cash Incentive Plan ("ECIP") is a formula-driven, bonus plan for which all employees are eligible, including executive officers. During the fiscal year 2008, approximately sixty two (62) employees participated in the ECIP. The objective of the ECIP is to provide incentives to eligible participants based on the Company's performance. The Company's performance is measured by pre-established targets ranging from 50% to 150% of the participants annual salary.  The measurement is based on adjusted EBITDA, as we define it, which excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, stock-based compensation expense, and cash and non-cash charges associated with special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. Incentives are earned if the Company's performance meets the 50% pre-established target threshold but cannot exceed the 150% pre-established target. No incentives are earned under the ECIP if the "50% pre-established target" is not achieved.

Each ECIP participant is placed at an incentive level, which determines the percentage of that individual's base salary they are eligible to earn for the fiscal year. The incentive levels for the fiscal year 2008 were 80%, 60%, 30%, 20%, 10% and 5% of the eligible participant's base salary. With the exception of our Chief Executive Officer, all of our Named Executive Officers are at the 60% incentive level.  Our Chief Executive Officer participated at the 80% level during the fiscal year 2008. The Compensation Committee and the Board of Directors participate in the setting, scoring and approval of our executives' performance measures. Similarly, our Chief Executive Officer participates in the setting, scoring and approval of all other executive officers' performance measures. Performance measures are measurable goals and objectives for which minimum, medium and maximum achievement levels are defined. Performance measures are monitored during the year and scored at the end of each half of the fiscal year.

The ECIP is designed to be a self-funding plan and if the Company performs well, there is a greater likelihood that the participant will earn money under the ECIP. Conversely, if the Company does not perform well, the participant is not likely to earn a bonus, even if such participant has a high individual score, thereby making a large portion of our executive officer's compensation at risk. Our ECIP clearly demonstrates our philosophy of pay for performance. To be eligible for an ECIP payment, the participant must be employed by the Company on the payment date. A participant who terminates employment prior to the payment date will forfeit the bonus, including all future payments, except as provided under our Key Employee Plan described above. Annual payouts under the ECIP are targeted to be made in the first quarter of the fiscal year following the measuring period.

Payment of bonus amounts under our ECIP and total cash compensation depends on the achievement of specified performance goals and objectives. Achievement of these goals and objectives would result in total cash compensation for the fiscal year 2008 above the targeted 50th percentile of the ZiLOG peer group, which our Compensation Committee and the Company believe is an appropriate range to enable ZiLOG to attract and retain key personnel and motivate our executives to meet ZiLOG's business goals and strategic long range plans. As a result, the bonuses are targeted at a level that if achieved, and when combined with base salary, will result in total cash compensation to the executive in approximately the 75th percentile of ZiLOG's peer companies.

Our Named Executive Officers did not earn ECIP bonuses during the fiscal year 2008 and accordingly no payouts were made.

| Name | Fiscal 2008 Total |
|---|---|
| Darin G. Billerbeck | $0 |
| Perry J. Grace | $0 |
| Norman G. Sheridan | $0 |

On March 20, 2008, the Compensation Committee adopted the Fiscal 2009 ZiLOG Employee Cash Incentive Plan ("2009 ECIP"), and the Fiscal 2009 Employee Stock Incentive Plan ("SIP") which provides for the award of the Company's common stock to each of Perry J. Grace, Norman G. Sheridan and Darin G. Billerbeck upon the achievement by the Company, in the fiscal year 2009, of pre-established targets based on the Company's revenue and operational goals. Incentives are set at 60% of the executive's base salary for Mr. Sheridan and Mr. Grace and 80% of the executive's salary for Mr. Billerbeck, in each case if the "100% pre-established target" is achieved, and range from 50% to 150% of the executive's salary depending on the level of achievement of these targets. No incentives will be earned under the 2009 ECIP or SIP if the "50% pre-established target" is not achieved. Separate targets were specified based on the performance of the Company for each of the first and second half of the fiscal year 2009. The 2009 ECIP amounts will be earned and paid semi annually. The SIP awards will be earned semi-annually but will not be awarded until the fiscal year 2009 final results are measured. The ECIP amounts and SIP awards are reviewed by the Compensation Committee.

**Equity Based Compensation**

*Long-term Incentives*

Under our 2002 Omnibus Stock Incentive Plan ("2002 Plan"), shares of the Company's common stock may be granted by the Compensation Committee and are permitted to be: (1) incentive stock options or non-qualified stock options, or (2) EBITDA-linked options and/or non-EBITDA linked options. The term of a non-EBITDA-linked option is determined by the Compensation Committee at the time of grant, but will not exceed ten years. Each EBITDA-linked option will be immediately exercisable on the date of grant and cliff-vest on the sixth anniversary from the date of grant. Vesting can be accelerated for EBITDA-linked options based on the "adjusted EBITDA," as defined, reported for the immediately preceding 12-month period as follows: (1) one-third if the Company reports adjusted EBITDA for the previous 12 months in excess of $17.2 million, (2) two-thirds if the Company reports adjusted EBITDA for the previous

12 months in excess of $25.7 million, and (3) 100% if the Company reports adjusted EBITDA for the previous 12 months in excess of $30.0 million.

At March 31, 2008, 123,309 shares of common stock out of a total of 181,753 EBITDA-linked options outstanding (granted, net of cancellations and exercises) under our 2002 Plan have vested. No EBITDA-linked options vested later than May 15, 2008, even though the adjusted EBITDA thresholds have not been satisfied. The per share exercise price of shares purchasable under an EBITDA-linked option is $5.52 and each such option will be exercisable for ten years after the date such option is granted, unless earlier terminated. In general, non-EBITDA-linked options granted pursuant to the 2002 Plan will be exercisable at such time or times and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as the Compensation Committee determines, in the applicable award agreements or thereafter. The exercise price per share payable upon the exercise of an option will be established by the Committee, in its sole discretion, at the time of grant and is generally not less than 85% of the fair market value on the date of the grant for nonqualified stock options and, in the case of ISOs, generally is not less than 100% of the fair market value on the date of grant but shall not, (i) in the case of ISOs, be less than 100% of the fair market value on such date;  (ii) in the case of Nonqualified Stock Options (to the extent required under  California "blue sky" laws), be less than 85% of the fair market value on such date; and (iii) for any option grants to an individual possessing more than 10% of the outstanding securities of the Company, be less than 110% of the fair market value on the date of grant..

Under our 2004 Omnibus Stock Incentive Plan ("2004 Plan"), the Committee may grant incentive stock options ("ISO"), non-statutory stock options ("NSO") or restricted shares to certain employees, officers, directors, advisors and consultants of the Company who may purchase shares of the Company's common stock, par value $0.01 per share. In general, the options and shares granted pursuant to the 2004 Plan are exercisable at such time or times, and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as the Compensation Committee determines, in the applicable award agreement. The exercise price per share, payable upon the exercise of an option, is established by the Compensation Committee at the time of the grant and is not less than the par value per share of common stock on the date of the grant and in the case of an ISO generally is not less than 100% of the fair market value per share on the date of grant.

The restricted shares generally vest 25% of the shares on the date of grant and an additional 25% on each of the first, second and third anniversaries of such grant date. We have also issued restricted stock awards with 3 year cliff vesting schedules. Stock options generally vest 25% on the first anniversary of the grant and an additional 1/48th on each of the succeeding 36 monthly anniversaries of such grant date.

Under these stock plans, we have the ability to provide our executive officers with long-term incentive awards through grants of stock options and restricted stock awards.

Stock options provide our executive officers with the opportunity to purchase and maintain an equity interest in ZiLOG, share in stock value appreciation and we believe stock options directly align executives with stockholder interests. The Company's executives' stock options typically have a four-year vesting period, in order to encourage a long-term perspective and to encourage our executives to remain at ZiLOG. All options to executive officers are granted at the fair market value of ZiLOG's common stock on the date of the grant. We believe that stock options are inherently a form of at-risk compensation, as the optionee does not receive any benefit unless ZiLOG's stock price rises after the date that the option is granted, thus providing direct incentive for future performance.

**ZiLOG's Policies With Respect to Equity Compensation Awards**

*Equity Grants, Timing and Pricing*

Equity awards are approved by the Compensation Committee of the Board of Directors, generally during regularly scheduled meetings. Our Chief Executive Officer recommends to the Compensation Committee equity compensation amounts to be awarded to our executive officers and the Compensation Committee makes the final approval. The Compensation Committee, however, makes all equity awards to the Chief Executive Officer without his participation.

(a)    There are certain events that may trigger the granting of our Company stock and/or options including but not limited to: 1) a new hire award, 2) an annual grant for employees, 3) a talent award for an employee, and 4) the initial election or appointment and quarterly for members of our Board of Directors.

Awards typically have a four-year vesting schedule starting on the first anniversary of the grant date.  The options are subject to the terms and conditions of the applicable stock option plan and/or stock option agreement. All awards are priced at the closing market price on the day the award is approved by the Compensation Committee without regard to the current share price or to factors that may affect the future share price.

(b)    Non-Standard Awards: Non-standard awards include all other awards that do not fall under the standard award or annual grant, and include any other award to our executive officers. All non-standard awards, except for our Chief Executive Officer, are typically recommended by management based on input and recommendations from Human Resources. The Compensation Committee, at its sole discretion, may also make equity awards to our Chief Executive Officer.

All non-standard awards are presented by management to the Compensation Committee for its review and approval. If approved by the Compensation Committee, the exercise price of such award is the closing price of our stock on the date of the Compensation Committee's approval. All grants are priced without regard to the current share price or to factors that may affect the future share price.

(c)    Annual Grant: Our annual grant awards generally occur once a year and the majority of all worldwide employees are eligible to participate. Our Human Resources Department works with the Compensation Committee and executive management to estimate the number of shares and the award types. Upon completion of this process, the awards list is reviewed by executive management and the Chief Executive Officer. Human Resources presents the final list of eligible awards and the number of shares to the Compensation Committee for approval. Our executive officers, including our Chief Executive Officer, do not have any role in selecting the timing of the awards or the price. The price of options granted under our annual awards is the closing price on the date of the Compensation Committee's approval. All grants are priced without regard to the current share price or to factors that may affect the future share price.

As long-term compensation, under our 2004 Plan, we currently award restricted stock or stock options to our employees at the time of hire, including executive officers. For all approval requests from our Chief Executive Officer to the Compensation Committee, the Compensation Committee approves the grants in its meetings, and the Chief Executive Officer does not have discretion to determine grant dates or grant price.

Factors used to determine stock-based compensation include market practice, projected business needs, the projected impact of stockholder dilution, and the compensation expense we will incur under the equity compensation accounting rules. During the fiscal year 2008, we granted long-term incentive awards to executive officers based on the Compensation Committee's review of individual and corporate performance.

Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective application transition method. Under the fair value recognition provisions of SFAS 123(R), we recognize stock-based compensation costs for those shares expected to vest over the requisite service period of the awards.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

We have no program, plan or practice to coordinate equity grants with the release of material information. The Committee does not accelerate equity grants in response to material information, nor do we delay the release of information due to plans for making equity grants.

## Chief Executive Officer Compensation

The Compensation Committee considered the same factors outlined above in evaluating the base salary and other compensation of Darin G. Billerbeck, the Chief Executive Officer of our Company. The Compensation Committee's evaluation of Mr. Billerbeck's base salary was subjective, with no particular weight assigned to any one factor, although the Compensation Committee did review an assessment of competitive compensation information supplied by an independent compensation consultant. Mr. Billerbeck was hired as President and Chief Executive Officer on January 29, 2007 and was appointed to the Board of Directors on February 15, 2007. Mr. Billerbeck earns a base salary of $350,000 per year, received a pro-rated cash bonus of $60,000 for Mr. Billerbeck's services during our fourth quarter of fiscal 2007, received $52,501 for relocation expenses, less applicable taxes and other required withholdings, pursuant to his offer letter and was granted a non-qualified stock option to purchase 400,000 shares of the Company's common stock with a per share exercise price equal to the fair market value on Mr. Billerbeck's first day of employment of $4.31. Commencing in the fiscal year 2008, Mr. Billerbeck became eligible to participate in the 2008 ECIP with a targeted bonus of 80% of his base salary at 100% of his annual target under the plan although no payouts were earned.

## Other Compensation Matters

### *Pension Benefits*

Our former Chief Executive Officer participated in and had an account balances in our non-qualified defined benefit plan sponsored by us. We also have a defined benefit plan in the Philippines but do not offer such qualified or non-qualified defined benefit plans to our executives because we believe that such defined benefit plans are atypical for similar companies in both our industry and geographic region. Our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

### *Change in Control Arrangements*

In 2007, we entered into change in control arrangements with certain of our Named Executive Officers to prevent the distractions for our Company leadership which could occur in connection with rumored or actual corporate changes, and to promote retention of our key personnel despite the uncertainties of a potential or pending transaction. The Compensation Committee determined which events would constitute a "change in control" based on current practice within our peer group. Our stock option award agreements also provide for acceleration of vesting upon a change of control.

On July 23, 2008, the Board of Directors approved a Severance Pay Plan (the "Severance Plan") and a Key Employee Protection Plan (the "Key Employee Plan" together with the Severance Plan, the "Plans") that, together, cover all full-time employees of the Company based in the United States, including the Company's President and Chief Executive Officer, Chief Financial Offer and Chief Technology Officer. On July 24, 2008 the Company announced that it was exploring a broad range of strategic alternatives to enhance stockholder value. The Company retained Oppenheimer & Co. Inc. as its financial advisor to assist its Board of Directors with this process which may lead to a change in control of the Company. The Plans are designed, in light of the uncertainty caused by the Company's ongoing review of strategic alternatives, to help retain employees, help maintain a stable work environment and provide certain economic benefits to employees in the event their employment is actually or constructively terminated under certain circumstances in connection with a change in control of the Company. The material terms of the Plans are described in Item 11 hereof. Compensia advised the Compensation Committee of the Company with respect to the terms of the Plans.

Other than as described under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" we do not have any other severance pay arrangements with any of our executive officers that would be triggered in the event of the termination of his or her employment for reasons of termination without cause, mutual agreement, or termination under a change in control or otherwise.

*Stock Ownership Guidelines*

We currently do not have stock ownership guidelines.

*Perquisites*

The philosophy of the Company is to provide no material perquisites to executive officers. Executive officers do not receive car, airplane, country club or financial planning benefits. Executive officers are eligible to participate in the Employee Stock Purchase Plan and receive similar health, dental, and insurance benefits available to other employees of the Company.

In connection with our recruitment of Mr. Billerbeck to serve as Chief Executive Officer of the Company and pursuant to our Domestic Relocation Policy and Procedure, in the fiscal year 2008 we provided him with a one time "Resettlement Allowance" equal to 15% of his annual base salary, or $52,500, less applicable taxes and other required withholdings. Mr. Billerbeck received $52,501 related to this relocation agreement in the fiscal year 2008 (less applicable taxes and other required withholdings).

*Section 162(m) Treatment Regarding Performance-Based Equity Awards*

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exceptions to Section 162(m) apply with respect to "performance-based compensation." Certain awards granted under the 2002 Omnibus Stock Incentive Plan and 2004 Omnibus Stock Incentive Plan are intended to constitute qualified performance-based compensation eligible for such exceptions, and we will continue to monitor the applicability of Section 162(m) to our ongoing compensation arrangements. We do not expect that amounts of compensation paid to our executive officers will fail to be deductible on account of Section 162(m). We currently intend to continue to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m). Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation.

**REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS**

We have reviewed and discussed the foregoing Compensation Discussion and Analysis (which is incorporated by reference in this report) with management.  Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in ZiLOG's Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

A copy of the Compensation Committee charter is available on our website at www.zilog.com.

Compensation Committee

Richard L. Sanquini
David G. Elkins[1]
Robin A. Abrams

---

[1] Mr. Elkins was a member of the Compensation Committee at the time the report was reviewed and approved.  Subsequently, he resigned from the Compensation Committee and Mr. Singer has joined the Compensation Committee.

# DIRECTOR COMPENSATION

The table below summarizes compensation received by our non-employee members of the Board of Directors during fiscal year ended March 31, 2008.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Option Awards ($) [2] | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|------|------|------|------|------|------|------|------|
| Robin A. Abrams | 51,679 | 5,620 | 24,089 | - | - | - | 81,388 |
| Darin G. Billerbeck[3] | - | - | - | - | - | - | - |
| David G. Elkins | 59,637 | | 24,095 | - | - | - | 83,732 |
| Federico Faggin | 21,022 | 52,916 | 12,163 | - | - | - | 86,101 |
| Richard L. Sanquini | 32,450 | 49,404 | 8,381 | - | - | - | 90,235 |

 (1)  For fiscal year ended March 31, 2008, each of Ms. Abrams, and Messrs. Faggin and Sanquini were each awarded 951, 13,688 and 12,495 shares of fully vested common stock, respectively, which awards were made on June 8, 2007, for Ms. Abrams; on May 11, 2007, August 10, 2007, September 28, 2007, December 28, 2007 and March 31, 2008 for Mr. Faggin; and on May 4, 2007, August 3, 2007, September 28, 2007, December 28, 2007 and March 31, 2008 for Mr. Sanquini. The dollar value shown above represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended March 31, 2008 for the fair value of options granted in fiscal year ended March 31, 2008, and prior fiscal years, in accordance with SFAS 123R.

(2)  This column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2008 for the fair value of options granted in fiscal year ended March 31, 2008, and prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 6 to the ZiLOG, Inc. Financial Statements in the Company's Form 10-K for the year ended March 31, 2008. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual value that will be recognized by the directors.

(3)  Mr. Billerbeck, President and Chief Executive Officer, does not receive any additional compensation for serving on the Board of Directors.

The aggregate number of option awards outstanding as of March 31, 2008 for Ms. Abrams was 48,431, for Mr. Elkins was 33,431, for Mr. Faggin was 48,310 and for Mr. Sanquini was 46,292.

In the fiscal year 2009 each of our non-employee directors will receive, as compensation for his or her service as a director:

- An annual retainer of $45,000 per year, payable in equal quarterly installments;
- A supplemental annual retainer of $10,000 to the non-executive Chairman of the Board of Directors payable in equal quarterly installments;
- An annual Audit Committee retainer of $10,000 for the committee chair and $6,000 for each other committee member, each payable in equal quarterly installments;
- An annual Compensation Committee retainer of $5,000 for the committee chair and $3,000 for each other committee member, each payable in equal quarterly installments;
- A $1,500 fee for each irregular or special board meeting in any year exceeding four, a $1,000 fee for each irregular or special committee meeting in any year exceeding four, and no fees for regularly scheduled meetings of the board or for regular scheduled committee meetings;

- If requested by the director, a per diem fee of $1,000 for each day spent working on board or committee matters (other than meetings);
- For each new director, a one-time initial stock option grant of 25,000 shares at fair market value awarded upon initial appointment or election and vesting over four years with 25% vesting on the one-year anniversary and the remaining 75% of the option shares vesting pro-rata on each of the remaining 36 months following the first anniversary of the initial appointment or election;
- For the non-executive Chairman of the Board of Directors, quarterly stock option grants of 3,750 shares vesting monthly over twelve (12) months; and
- For each continuing director, quarterly stock option grants of 2,500 shares vesting monthly over twelve (12) months.

Each of the retainers and fees discussed above are payable in cash or, at the election of the director, in any combination of cash and shares of our common stock based on fair market value at the time of issuance.

Compensation to the non-employee directors for their service as directors is not paid pursuant to consulting contracts. Our employee directors currently do not receive any compensation for their service on our Board of Directors.

# EXECUTIVE COMPENSATION

## Fiscal Year Ended March 31, 2008

**Who are our Executive Officers?**

| Name | Age | Position |
|------|-----|----------|
| Darin G. Billerbeck | 48 | President and Chief Executive Officer |
| Perry J. Grace | 51 | Executive Vice President and Chief Financial Officer |
| Norman G. Sheridan | 45 | Executive Vice President of Technology & Operations |

Darin G. Billerbeck was appointed President and Chief Executive Officer on January 29, 2007. On February 15, 2007, our Board of Directors elected Darin G. Billerbeck as a member of the Board of Directors to serve until the 2007 Annual Meeting of Stockholders. Previously Mr. Billerbeck served at Intel as Vice President of the flash memory group and as General Manager of Intel's flash products group from 1999 to December 2006. From 1998 to 1999, Mr. Billerbeck headed up design for Intel's flash products group, responsible for flash architecture, design tools automation, software integration, tools validation, lab and strategic planning. From 1988 to 1999, Mr. Billerbeck was director of Intel's manufacturing operations responsible for the technologies used in the sort, assembly, test and packaging of flash products. Prior to joining Intel, Mr. Billerbeck worked for Advanced Micro Devices from 1981 to 1988. Mr. Billerbeck received his bachelor's degree in mechanical engineering from the University of California, Davis in 1981.

Perry J. Grace was appointed as our Vice President and Chief Financial Officer in July 2001 and in November 2006 was named as our Executive Vice President Administration. From June 1999 to January 2001, Mr. Grace served as Controller and then Vice President of Finance and Chief Financial Officer for Ramp Networks, an Internet security appliance provider acquired by Nokia in January 2001, for whom he assisted in the post-merger integration through May 2001. Prior to Ramp Networks, Mr. Grace was employed by National Semiconductor from 1987 to 1999, where he held several finance and controller positions, and by Price Waterhouse from 1980 to 1987 in Melbourne, Australia, London, England, and San Jose, California, where he served as an audit manager. Mr. Grace holds a Bachelor of Science degree in Accounting, Business Law and Computer Science from Deakin University in Geelong, Australia, and was admitted to the Institute of Chartered Accountants in Australia in 1983.

Norman G. Sheridan was appointed as our Executive Vice President of Technology and Operations on June 28, 2005. Dr. Sheridan joined ZiLOG in 2000 as its Vice President of Engineering - ICBU. He became a Senior Vice President of the Company's System Development Group in 2002. Prior to joining the Company, Dr. Sheridan was the Director of the Americas for the consulting division of Mentor Graphics Corporation. From 1996 to 2000, Dr. Sheridan worked in the UK as an FAE and later a division manager for Memec, LTD., a semiconductor distribution company. Prior to that Dr. Sheridan managed product development for DSP processors used in a range of sonar applications at Marconi Underwater Systems Ltd. Dr. Sheridan holds a B.Sc. from Imperial College of Science and Technology, University of London, England. He also holds a Masters degree in Microelectronics awarded by Brunel Universities in England, and a Ph.D degree awarded by Brunel University.

**Employment Contracts, Termination of Employment and Change-In-Control Arrangements**

*Named Executive Officers*

The Compensation Committee's philosophy is generally not to have employment agreements with senior management.

**Change in Control Agreements**

On October 10, 2007, the Company entered into separate change in control agreements with each of Mr. Grace and Dr. Sheridan. On December 19, 2007, the Company entered into a change in control agreement with Mr. Billerbeck. The change in control agreement for each of Mr. Grace and Dr. Sheridan is effective as of December 15, 2007, and provides that in the event of Mr. Grace's or Dr. Sheridan's termination without "cause" or for "good reason" (each as defined therein) during a period two months prior to and twelve months following a "Change in Control" (as defined therein), Mr. Grace or Dr. Sheridan, as the case may be, will be entitled to the following payments and benefits (collectively, the "Change in Control Payments"): (i) a lump sum payment equal to 100% of his annual base salary, (ii) immediate vesting of all of his outstanding and exercisable stock options at the time of termination, and (iii) COBRA continuation coverage for the shorter of twelve (12) months from the date of termination or the date he becomes eligible for health insurance benefits through a subsequent employer.

The change in control agreement for Mr. Billerbeck is effective December 21, 2007 and provides that, in the event of Mr. Billerbeck's termination without "cause" or for "good reason" (each as defined therein) during a period two months prior to and twelve months following a "Change in Control" (as defined therein), he will be entitled to the following payments and benefits (collectively, the "Change in Control Payments"): (i) a lump sum payment equal to 150% of his annual base salary, (ii) immediate vesting of all of his outstanding and exercisable stock options at the time of termination, and (iii) COBRA continuation coverage for the shorter of twelve (12) months from the date of termination or the date he becomes eligible for health insurance benefits through a subsequent employer.

In addition to the Change in Control Payments, the Company restricted stock awards for each of Mr. Grace, Dr. Sheridan and Mr. Billerbeck, respectively, as the case may be, that are outstanding at the time of the Change in Control and not free from restrictions will immediately become free from restrictions on the occurrence of a Change in Control. Each executive, in exchange for the Change in Control Payments, must execute a valid waiver and release of any and all claims against the Company and its agents.

**Board of Director Actions After Fiscal Year 2008**

On July 23, 2008, the Board of Directors approved the Severance Plan and Key Employee Plan that, together, cover all full-time employees of the Company based in the United States, including the Company's President and Chief Executive Officer, Chief Financial Offer and Chief Technology Officer. The Plans are designed to help retain employees, help maintain a stable work environment and provide certain economic benefits to employees in the event their employment is actually or constructively terminated under certain circumstances in connection with a change in control of the Company.

The material terms of the Plans are set forth below:

The Severance Plan provides that if the Company terminates an employee for any reason other than "cause" or "disability" or if the employee quits for "good reason" within twelve months after a "change in control" of the Company (as those terms are defined in the Severance Plan), then the employee will generally be entitled to receive the following severance benefits:

(1) A lump sum cash payment based on the employee's years of service to the Company equal to two weeks of such employee's base salary for each year of service (up to a maximum of 50% of such employee's annual base salary); and

(2) Payment of benefits under all medical and dental insurance plans and programs (excluding life and disability) of the Company under which the employee was covered on his or her termination date or pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for a period of six months.

The Key Employee Plan provides that if the Company terminates an employee for any reason other than "cause" or "disability" or if the employee quits for "good reason" within twelve months after a "change in control" of the Company (as those terms are defined in the Key Employee Plan) or if, within two months prior to a "change in control" of the Company, the employee is terminated by the Company without "cause" at the request of an acquirer of the Company, then the employee will generally be entitled to receive the following severance benefits:

(1) A lump cash payment equivalent to the key employee's annual base salary plus 50% of his or her target bonus multiplied by an applicable multiplier determined by the Compensation Committee of the Board of Directors of the Company ranging from 0.5 to 2.0 (reduced by any cash amounts payable to such employee under the terms of any other change in control or severance plan, policy or agreement between the employee and the Company); and

(2) Payment of Company-paid benefits under all medical and dental insurance plans and programs (excluding life and disability) of the Company provided that the participant pays the regular employee premium required by such plans and programs under which the employee was covered on his or her termination date or pursuant to COBRA for a period of eighteen months.

No employee is entitled to any gross-up for income tax purposes under the Plans, and benefits payable in connection with a change in control are capped to comply with the provisions of Section 280G of the Internal Revenue Code of 1986. Payment of the foregoing benefits is conditioned upon the employee's execution of a release of claims in favor of the Company. The amount of any cash benefit payable to any participant under either the of the Plans shall be reduced, dollar for dollar, by the aggregate amount of all separation, severance or termination payments paid or payable to such participant under (i) any benefit plan, including the Severance Plan in the case of participants in the Key Employee Plan, (ii) any agreement between such participant and the Company or (iii) any applicable law, statute, rule, regulation, order or decree (or other pronouncement having the effect of law) of any nation or governmental authority, including the Worker Adjustment and Retraining Notification Act.

The Compensation Committee of the Board of Directors has determined that the applicable multiplier for each of Mr. Billerbeck, Mr. Grace and Dr. Sheridan is 2, 1 and 1 respectively.

**Executive Summary Compensation Table**

The following Executive Summary Compensation Table sets forth the compensation earned by our Chief Executive Officer, Chief Financial Officer and remaining executive officer who were serving as executive officers as of March 31, 2008 and who earned salary and bonus in excess of $100,000 in the fiscal year 2008 (collectively, the "Named Executive Officers"). The total compensation is listed below for the twelve months ended March 31, 2008:

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards (1)($) | Option Awards (2)($) | All Other Compensation (5) ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Darin G. Billerbeck President and Chief Executive Officer | 2008 | 350,004 | 60(3) | - | 210,686 | - | 560,750 |
| | 2007 | 53,847 | 60,000 | | 30,662 | 52,501 | 200,009 |
| Perry J. Grace Executive Vice President, Chief Financial Officer & Secretary | 2008 | 250,008 | 380 (3) | 51,895 | 117,658 | - | 419,940 |
| | 2007 | 250,008 | 360 | 51,753 | 95,300 | 33,526 | 430,947 |
| Norman G. Sheridan Executive Vice President, Technology & Operations | 2008 | 305,774 | 2,103(3) | 51,895 | 46,891 | 3,100 (4) | 409,762 |
| | 2007 | 277,008 | 360 | 51,753 | 34,079 | 42,907 | 406,107 |

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2008 for the fair value of restricted stock granted in fiscal year ended March 31, 2008, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 6 to the ZiLOG, Inc. Financial Statements in the Company's Form 10-K for the year ended March 31, 2008. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2008 for the fair value of options granted in fiscal year ended March 31, 2008, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 6 to the ZiLOG, Inc. Financial Statements in the Company's Form 10-K for the year ended March 31, 2008. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.

(3) Represents discretionary Design Win bonuses paid to all employees.

(4) Represents Company 401K matching contribution.

# GRANTS OF PLAN-BASED AWARDS

## Fiscal Year Ended March 31, 2008

The following table shows all awards granted to the Named Executive Officers during the fiscal year 2008. The option awards and the unvested portion of the stock awards identified in the table below are also reporting in the Outstanding Equity Awards table that follows:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Shares of Stock (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/SH) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|
| | | Threshold. ($) | Target ($) | Max. ($) | | | | |
| Darin G. Billerbeck | 12/14/07 | N/A | N/A | N/A | 0 | 83,333 | 3.16 | 117,858 |
| | | | | | | | | |
| Perry J. Grace | 12/14/07 | N/A | N/A | N/A | 0 | 43,750 | 3.16 | 61,876 |
| | | | | | | | | |
| Norman G. Sheridan | 12/14/07 | N/A | N/A | N/A | 0 | 43,750 | 3.16 | 61,876 |
| | | | | | | | | |

(1)    No payments were earned under our Employee Cash Incentive Plan ("ECIP") in the fiscal year 2008 and therefore no payments were paid in the first quarter of the fiscal year 2009.

# OUTSTANDING EQUITY AWARDS

## Fiscal Year Ended March 31, 2008

| Name | Option Awards[1] | | | | | Stock Awards[2] | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares Or Units of Stock that Have Not Vested ($) | | |
| Darin G. Billerbeck | 0 | 83,333 | 0 | 3.16 | 12/14/17 | 0 | 0 | | |
| | 0 | 400,000 | 0 | 4.31 | 01/29/17 | 0 | 0 | | |
| Perry J. Grace | 0 | 43,750 | 0 | 3.16 | 12/14/17 | 0 | 0 | | |
| | 0( | 40,000 | 0 | 4.41 | 1/30/17 | 0 | 0 | | |
| | 0 | 0 | 0 | | | 60,000 | 268,200 | | |
| | 36,458 | 13,542 | 0 | 12.44 | 4/29/14 | 0 | 0 | | |
| | 15,000 [3] | 30,000 | 0 | 5.52 | 5/15/12 | 0 | 0 | | |
| Norman G. Sheridan | 0 | 43,750 | 0 | 3.16 | 12/14/17 | | 0 | | |
| | 0 | 25,000 | 0 | 4.41 | 1/30/17 | 0 | 0 | | |
| | 0 | 0 | 0 | | | 60,000 | 268,200 | | |
| | 10,938 | 4,062 | 0 | 12.44 | 4/29/14 | 0 | 0 | | |
| | 3,667 [4] | 333 | 0 | 7.90 | 07/24/13 | 0 | 0 | | |
| | 5,000 [3] | 10,000 | 0 | 5.52 | 5/15/12 | 0 | 0 | | |
| | 8,500 [4] | 0 | 0 | 5.52 | 5/15/12 | 0 | 0 | | |

(1) Except as otherwise noted, all stock option awards described in this table were made under our 2004 Omnibus Stock Incentive Plan. Except as otherwise noted, options granted under our 2004 Omnibus Stock Incentive Plan typically have a ten-year term, vest over a four-year period of employment, which accelerate in full in the event of a change of control and have an exercise price equal to market value on the date of grant.

(2) All restricted stock awards described in this table were made under the 2004 Omnibus Stock Incentive Plan and vest in full upon the earlier of the third anniversary of the date of grant or a change of control.

(3) This stock option award is an EBITDA-linked option granted under the 2002 Omnibus Stock Incentive Plan. One-third of the shares vested based on satisfaction of performance goals and the remaining shares on the sixth anniversary of the date of grant which accelerate in full in the event of a change of control.

(4)      This stock option was granted under the 2002 Omnibus Stock Incentive Plan and vests over a four-year period of employment, which accelerate in full in the event of a change of control.

(5)      This stock option vested in three equal installments on each of September 30, October 30, and November 30, 2006.

**OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR ENDED MARCH 31, 2008**

The following table provides information regarding the aggregate option exercises and fiscal year-end option values for each of our Named Executive Officers for the fiscal year ended March 31, 2008. Also reported are values of unexercised "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and the fair value of our common stock on March 31, 2008, which was determined by our Board of Directors to be $3.50 per share based on the closing price of our common stock quoted on the NASDAQ National Market on that date.

| Name(a) | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise(#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting(#) | Value realized on Vesting$(2) |
| Darin G. Billerbeck | - | - | - | - |
| Perry J. Grace | - | - | - | - |
| Norman G. Sheridan | - | - | - | - |

(1)     Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2)     Amounts reflect the market price of the stock on the day the shares of restricted stock vested.

## Potential Payments Upon Termination or Change in Control

In the discussion that follows, payments and other benefits payable upon early termination and change in control situations are set out as if the conditions for payments had occurred and/or the terminations took place on March 31, 2008. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown.  The amounts set forth below are estimates of the amounts which would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officers' separation from ZiLOG.

Potential payments upon termination without cause or for good reason in connection with a change of control:

- Perry J. Grace would receive 100% accelerated vesting on 60,000 shares of restricted stock valued at $209,400, net of the exercise price; 100% accelerated vesting on 103,125 stock options valued at $14,875, net of the exercise price; an amount equal to Mr. Grace's annual base salary, totaling $250,008, plus an amount equal to 50% of his target bonus, totaling $75,002; and eighteen months of medical and dental benefits (excluding any life or disability), totaling $14,597.

- Norman G. Sheridan would receive 100% accelerated vesting on 60,000 shares of restricted stock valued at $209,400, net of the exercise price; 100% accelerated vesting on 71,770 stock options valued at $14,875, net of the exercise price; an amount equal to Dr. Sheridan's annual base salary, totaling $277,008, plus an amount equal to 50% of his target bonus, totaling $83,102, and eighteen months of medical and dental benefits (excluding any life or disability), totaling $34,994.

- Darin G. Billerbeck would receive 100% accelerated vesting on the 366,666 stock options, valued at $28,333, net of the exercise price; an amount equal to twice Mr. Billerbeck's annual base salary, totaling $700,000, plus an amount equal to 100% of his target bonus, totaling $280,000; and eighteen months of medical and dental benefits (excluding any life or disability), totaling $43,145.

Potential payments in connection with a change of control absent termination:

- Perry J. Grace would receive 100% accelerated vesting on 60,000 shares of restricted stock valued at $209,400, net of the exercise price; and 100% accelerated vesting on 103,125 stock options valued at $14,875, net of the exercise price.
- Norman G. Sheridan would receive 100% accelerated vesting on 60,000 shares of restricted stock valued at $209,400, net of the exercise price; and 100% accelerated vesting on 71,770 stock options valued at $14,875, net of the exercise price.
- Darin G. Billerbeck would receive 100% accelerated vesting on 366,666 stock options valued at $28,333, net of the exercise price.

## Limitation of Liability and Indemnification

Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for breach of fiduciary duty of a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law; or

- for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers, including our former directors and officers, to the fullest extent permitted by Delaware law including circumstances in which indemnification is otherwise discretionary. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status. Indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and our controlling stockholders under the foregoing positions, or otherwise. We have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We have also entered into agreements to indemnify our directors and executive officers to provide contractual indemnification in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation and Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our Bylaws also permit us to secure insurance on behalf of any officer or director, for any liability arising out of his or her actions. We have obtained liability insurance for our officers and directors and intend to obtain greater coverage.

### Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is composed of Ms. Abrams and Messrs. Sanquini and Singer, each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements. Ms. Abrams and Messrs. Elkins and Sanquini served on the Compensation Committee through the fiscal year 2008. Ms. Abrams served as Interim Chief Executive Officer until January 29, 2007, and was re-appointed to the Compensation Committee on February 15, 2007. Mr. Singer was appointed to the Compensation Committee on August 8, 2008. Mr. Elkins resigned from the Compensation Committee on August 8, 2008. During the fiscal year 2008, none of our executive officers served as a member of a Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

# REPORT OF THE AUDIT COMMITTEE
# OF THE BOARD OF DIRECTORS

The Audit Committee is comprised of three (3) outside directors, all of whom are independent under the NASDAQ listing requirements. In fiscal 2004, the Board of Directors approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects SEC regulations and NASDAQ rules.

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2008 with management and with our independent auditors, AMLLP. The Audit Committee has discussed with AMLLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from AMLLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with AMLLP their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended March 31, 2008 be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 for filing with the SEC.

Audit Committee

Richard L. Sanquini
David G. Elkins
Federico Faggin

# AUDIT FEES AND PRE-APPROVAL POLICIES

## Audit and Other Professional Fees

AMLLP has served as our independent public auditor and principal accountant since September 22, 2005. The following table presents fees for professional services provided by our principal accountant for the fiscal years ending March 31, 2008 and 2007.

| | Twelve months ended March 31, 2008 | Twelve months ended March 31, 2007 |
|---|---|---|
| Audit Fees | $ 281,864 | $ 325,000 |
| Audit-Related Fees | 126,574 | 225,423 |
| Tax Fees | 15,390 | — |
| All Other Fees | — | — |
| Total | $ 423,827 | $ 550,423 |

"Audit Fees" consist of fees billed for professional services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly filings and services that are normally provided in connection with statutory and regulatory filings or engagements.  "Audit-Related Fees" consist of Sarbanes-Oxley compliance and testing requirements. We did not incur any "Tax Fees" in the fiscal year ended March 31, 2007.  We did not incur any fees that should be reported under "All Other Fees" in the fiscal years ended March 31, 2008 and March 31, 2007.

The reports of our principal accountant on our financial statements for the years ended March 31, 2007 and March 31, 2008 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

## Audit Committee Pre-Approval Policies

The Audit Committee has adopted certain policies and procedures regarding permitted audit and non-audit services and the annual pre-approval of such services. Each year, the Audit Committee will ratify the types of audit and non-audit services to which the Company management may wish to avail itself, subject to pre-approval of specific services. Each year, management and the independent auditors will jointly submit a pre-approval request, which will list each known and/or anticipated audit and non-audit service for the upcoming fiscal year and which will include associated budgeted fees. The Audit Committee will review the requests and approve a list of annual pre-approved non-audit services. The Audit Committee will also designate a member to have the authority to pre-approve interim requests for additional non-audit services that were not contained in the annual pre-approval request. Such member shall approve or reject any interim non-audit service requests and report any interim service pre-approvals at the following Audit Committee meeting.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since April 1, 2006, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

- compensation, change of control and indemnification arrangements, which are described above; and

- the transactions described below.

Prior to the adoption of the Sarbanes-Oxley Act of 2002, we made loans to executive officers for an amount equal to the income taxes due on the restricted shares of common stock that we granted to them. Pursuant to a full-recourse promissory note, we loaned $274,175 to Perry J. Grace, our Executive Vice President of Administration and Chief Financial Officer, and $68,544 to Norman G. Sheridan, our Executive Vice President of Operations and Technology. The largest amount outstanding in fiscal 2008 for Mr. Grace was $290,778 and for Mr. Sheridan was $72,589.74. The loan recipients pledged their shares of restricted stock as collateral for these loans pursuant to a stock pledge agreement. These loans were full recourse loans and bore interest at 5.5% per annum, payable annually by February 28 for the preceding period ending each December 31 during the term of the loans. All principal and accrued interest on these loans became due and payable to us on May 15, 2007. Mr. Sheridan satisfied his loan in full on March 19, 2007. Mr. Grace satisfied his loan in full on September 6, 2007. In the future, loans we make with respect to restricted stock, if any, will be made only to non-executive officer and non-director participants in compliance with the Sarbanes-Oxley Act of 2002.

There were no related party transactions or agreements entered into during the fiscal year 2008.

## OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement does not constitute the solicitation of a proxy, in any jurisdiction, from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of the Proxy Statement.

## ADDITIONAL INFORMATION

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to multiple stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process of "householding" potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to ZiLOG, Inc. c/o Investor Relations, 6800 Santa Teresa Boulevard, San Jose, California 95119 or by calling Investor Relations at (408) 513-1500.

By Order of the Board of Directors

/s/ Perry J. Grace

Perry J. Grace

*Secretary*

August 25, 2008

A copy of our Annual Report to the SEC on Form 10-K for the fiscal year ended March 31, 2008 has been included within the package of materials sent to you as well as a copy of our 2008 Annual Report to Stockholders.

DETACH HERE

**PROXY**

# ZILOG, INC.

**SOLICITED BY THE BOARD OF DIRECTORS**
**FOR THE ANNUAL MEETING OF STOCKHOLDERS**
**TO BE HELD ON OCTOBER 6, 2008 AT THE CORPORATE OFFICES**
**OF ZILOG, INC.**
**6800 SANTA TERESA BOULEVARD**
**SAN JOSE, CA 95119**

The undersigned stockholder hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement, each dated August 25, 2008, and the 2008 Annual Report to Shareholders and hereby appoints Darin G. Billerbeck, Norman G. Sheridan and Perry J. Grace and each one of them, with power of substitution and revocation, the attorneys of the undersigned to vote all shares in the name of the undersigned on all matters set forth in the proxy statement and such other matters as may properly come before the Annual Meeting and all adjournments thereof, and to vote all shares of common stock that the undersigned would be entitled to vote if then and there personally present on the matters set forth herein.

**THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER.  IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2 AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ALL ADJOURNMENTS THEREOF.**

The Board of Directors recommends a vote FOR Proposal 1, and FOR Proposal 2.

| SEE REVERSE SIDE | **CONTINUED AND TO BE SIGNED ON REVERSE SIDE** | SEE REVERSE SIDE |
|---|---|---|

[2074 – ZILOG, INC.]  [FILE NAME: _____]  [VERSION – (__)]  [_____]  [_____]

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

 Please mark votes as in this example.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER.  IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED IN PROPOSAL 1, AND "FOR" PROPOSAL 2.

| | | | | FOR | AGAINST | ABSTAIN |
|---|---|---|---|---|---|---|

1.  Election of Directors to serve until the 2011 annual meeting.

**Nominee:**
(01)  David G. Elkins
(02)  Eric Singer

[  ]  FOR ALL NOMINEES

[  ]  WITHHOLD AUTHORITY FOR ALL NOMINEES

[  ]  FOR ALL EXCEPT AS WRITTEN BELOW:

2.  Ratification of the selection of Armanino McKenna LLP as our independent auditors.

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT

**PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.**

Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, trustee or guardian, please give the full title as such.  If a corporation, please sign in full corporate name by authorized officer.  If a partnership, please sign in partnership name by authorized person.

Signature: _____  Date: _____  Signature: _____  Date: _____